DC

No Act
1-25-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047210

March 8, 2007

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-8-2007

Re: Citigroup Inc.
Incoming letter dated January 25, 2007

Dear Ms. Dropkin:

This is in response to your letter dated January 25, 2007 concerning the shareholder proposal submitted to Citigroup by Harold Mathis. We also have received a letter on the proponent's behalf dated January 26, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

831001

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

RECEIVED
2007 JAN 26 PM 12: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2007

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by John Chevedden on behalf of Harold Mathis (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 18, 2006. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(10) provides that a registrant may omit a proposal if the company has substantially implemented the proposal.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup currently plans to file its and its definitive proxy soliciting material on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A ("Proposal"), submitted by John Chevedden on behalf of Harold Mathis (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Proposal urges the Company to adopt a resolution requesting that "our Board initiate an appropriate process to amend our company's charter or bylaws to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting. Amending our company's charter or bylaws is an essential part of this proposal."

It is the Company's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

On January 17, 2007, the Company's Board of Directors adopted an amendment to the Company's By-laws to provide for the election of directors by a majority vote – the precise relief sought by the Proposal.

In a letter dated January 22, 2007, attached hereto as Exhibit B, Citigroup advised the Proponent of the Board's approval of an amendment to its By-laws to require that directors be elected by a majority vote and included a copy of the amendment as adopted (attached as Annex A to the letter). Citigroup also advised the Proponent of this information by email on January 22, 2007. On January 23, 2007, the Proponent advised Citigroup, that he would not withdraw the proposal. His rationale read as follows: "It is good news that Citigroup has adopted a bylaw to provide for the election of directors by a majority vote. There is a concern that a contested election would be too easy to declare under the definition adopted."

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the Company has substantially implemented the proposal." It is Citigroup's belief that since the Proposal has been fully implemented it may be omitted consistent with recent no-action letters issues by the staff of the Securities and Exchange Commission. See Citigroup Inc. (March 10, 2006, January 16, 2004, and February 6, 2003); Sun Microsystems, Inc. (September 12, 2006); General Motors Corporation (April 5, 2006); Exxon Mobil Corporation (March 17, 2006); Talbots Inc. (April 5, 2002); and Puerto Rican Cement Company, Inc. (March 25, 2002).

Exhibit A

Harold Mathis
P.O. Box 1209
Richmond, TX 77406

Mr. Charles O. Prince
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

11-7-06

Harold Mathis

cc: Michael S. Helfer
Corporate Secretary
PH: 212-559-9788
FX: 212-793-0072
F: 212-793-7600

[Rule 14a-8 Proposal, November 9, 2006]

3 – Directors to be Elected by Majority Vote Bylaw

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our company's charter or bylaws to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting. Amending our company's charter or bylaws is an essential part of this proposal.

This standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board to and apply this in at least uncontested elections. This proposal asks that our directors to the fullest extent possible not make any provision to override our shareholder vote and keep a director in office who fails this criterion. The key principle of this proposal is that Directors to be Elected by Majority Vote is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting a vigorous provision on this topic into our charter or bylaws. Provisions that allow director nominees, with minuscule votes, to get away with only offering to resign are inadequate because a voted-out director could still remain in office. A majority vote standard to the greatest extent feasible is a superior solution that merits shareholder support.

Mr. Harold Mathis, P.O. Box 1209, Richmond, TX 77406 sponsors this proposal.

Eighty-seven (87) shareholder proposals on this topic won an impressive 47% average yes-vote in 2006. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote Bylaw
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

VIA UPS

January 22, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Proposal submitted to Citigroup Inc. regarding Majority Vote

Dear Mr. Chevedden:

We wanted to let you know that during our January Board and Committee meetings, the Nomination and Governance Committee and the Board considered the proposal submitted on behalf of Harold Mathis requesting that Citigroup adopt a By-law amendment requiring that directors be elected by a majority vote. The Committee recommended to the Board that an amendment, in the form of Annex A, be adopted and the Board approved the amendment.

Based on the actions taken by Citigroup in respect of this proposal, we believe it would be appropriate for the proposal to be withdrawn. For your convenience, I have attached, as Annex B, a form of withdrawal letter that you could use to effect the withdrawal.

If you have any questions please feel free to contact me at 212 793 7396. If not, and if you intend to withdraw the Proposal, please fax the withdrawal to me at 212 793 7600.

Thank you for your attention to this matter.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosure

Annex A

ARTICLE IV
DIRECTORS

SECTION 1. The affairs, property and business of the Company shall be managed by or under the direction of a Board of Directors, with the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The terms of Directors shall be as provided in the Certificate of Incorporation as amended from time to time. A nominee in an uncontested election shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election. For purposes of these By-laws, an "uncontested election" means any meeting of stockholders at which directors are elected and with respect to which either (i) no stockholder has submitted notice of an intent to nominate a candidate for election pursuant to Section 11 of Article III of these By-laws or (ii) if such notice has been submitted, all such nominees have been withdrawn by stockholders on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders. In all director elections other than uncontested elections, directors shall be elected by a plurality of the votes cast, and stockholders shall not be permitted to vote against any nominee for director. If the holders of preferred stock of the Company are entitled to elect one or more directors in accordance with a certificate adopted pursuant to Paragraph B of Article FOURTH of the Certificate of Incorporation, such directors shall be elected in accordance with this Section unless a different vote for election is specified in such certificate. If a nominee in an uncontested election is not elected by a majority vote, then the Director shall offer to resign from his or her position as a Director. Unless the Board decides to reject the offer or to postpone the effective date of the offer, the resignation shall become effective 60 days after the date of the election. In making a determination whether to reject the offer or postpone the effective date, the Board of Directors shall consider all factors it deems relevant to the best interests of the Company. If the Board rejects the resignation or postpones its effective date, it shall issue a public statement that discloses the reason for its decision. The Board of Directors may appoint a Lead Director who shall preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions. In addition to the powers and authorities expressly conferred upon the Board of Directors by these By-laws, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Company, but subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of these By-laws. For purposes of these By-laws the term "entire Board of Directors" shall mean the total number of Directors as determined by the Board of Directors from time to time whether or not there exist any vacancies in previously authorized directorships.

Annex B

WITHDRAWAL OF STOCKHOLDER PROPOSAL
(Majority Vote)

In recognition of the Citigroup's Board's decision to adopt an amendment to Citigroup's By-laws to provide for a majority vote standard in the election of directors, and thereby address the concerns expressed in the stockholder proposal (the "Proposal") submitted by Mr. Harold Mathis ("Proponent") for the Company's 2007 annual meeting, the Proponent does hereby withdraw the Proposal.

____

Dated: January __, 2007

[redacted]

From: CFLETTERS
Sent: Monday, January 29, 2007 11:39 AM
To: [redacted]
Cc:
Subject: FW: Citigroup Inc. (C) Shareholder Position on Company No-Action Request (Harold Mathis)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Saturday, January 27, 2007 1:36 AM
To: CFLETTERS
Cc: Shelley Dropkin
Subject: Citigroup Inc. (C) Shareholder Position on Company No-Action Request (Harold Mathis)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 26, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Citigroup Inc. (C)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Directors to be Elected by Majority Vote Harold Mathis

Ladies and Gentlemen:

This responds to the company January 25, 2007 no action request regarding the proposal by Harold Mathis on Directors to be Elected by Majority Vote proposal.

The company policy is not a real policy because it can easily be rendered moot. According to the evidence submitted by the company (Article IV, Directors), if 10 directors sand for election and only one outside candidate is nominated (^{3}a candidate^{2} who could be a distant in-law of one of the directors) then apparently all 10 directors will be chosen by plurality voting. Furthermore this one director candidate need not even contact one other shareholder regarding his candidacy or even circulate one ballot prior to the annual meeting. Additionally this sole and/or shill candidate would not be listed on the company ballot.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Harold Mathis
Shelley Dropkin <dropkins@citigroup.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated January 25, 2007

The proposal requests that the board initiate the appropriate process to amend the company's charter or bylaws to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

END